                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              SCHEDULE 13E-3
                    RULE 13E-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             (Amendment No. 4)

                            HILITE INDUSTRIES, INC.
                             (NAME OF ISSUER)

        HILITE INDUSTRIES, INC.                           SAMUEL M. BERRY
         HILITE HOLDINGS, LLC                              CHRIS A. CURTO
         HILITE MERGECO, INC.                             ARTHUR D. JOHNSON
     JAMES E. LINEBERGER, JR. TRUST                        RONALD E. REINKE
     GEOFFREY S. LINEBERGER TRUST                         DONALD M. MAHER
     CHRISTOPHER LINEBERGER TRUST                           WILLIE VERCHER
 THE BRADY FAMILY LIMITED PARTNERSHIP             DR. KRISHNAMURTHY SUNDARARAJAN

                    (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                431353 10 1
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              Samuel M. Berry
                    President and Chief Operating Officer
                             Hilite Industries, Inc.
                               1671 S. Broadway
                           Carrollton, Texas 75006
                                (972) 242-2116

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With Copies to:

          Edward R. Mandell, Esq.                     Christopher M. Kelly, Esq.
          Jordan A. Horvath, Esq.                       Patrick J. Leddy, Esq.
      Parker Chapin Flattau & Klimpl, LLP             Jones, Day, Reavis & Pogue
          1211 Avenue of the Americas                    901 Lakeside Avenue
          New York, New York 10036                      Cleveland, Ohio 44114
               (212) 704-6000                               (216) 586-3939

This statement is filed in connection with (check the appropriate box):
a.    [ ]  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.    [ ]  The filing of a registration statement under the
           Securities Act of 1933.

c.    [X]  A tender offer.

d.    [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
  TRANSACTION VALUATION*                AMOUNT OF FILING FEE
     $71,537,850                                $14,308
--------------------------------------------------------------------------------


*For purposes of calculating fee only. This transaction applies to an aggregate of 5,020,000 shares (sum of (i) 4,900,000 outstanding shares of common stock of Hilite Industries, Inc. and (ii) 120,200 outstanding options to purchase shares of common stock of Hilite Industries, Inc.).

Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $14.25 per unit.

The proposed maximum aggregate value of transaction is $71,537,850.

The total fee is $14,308 paid by wire transfer on April 30, 1999 to the designated lockbox depository maintained by the Commission at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Common Stock to be acquired.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,308

Form or Registration No.: Schedule 13E-4

Filing Party: Hilite Industries, Inc.

Date Filed: May 3, 1999

--------------------------------------------------------------------------------

                                  INTRODUCTION

         This Amendment No. 4 to the Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Hilite Industries, Inc., a Delaware corporation (the "Company"), Hilite Holdings, LLC, a Delaware limited liability company, Hilite Mergeco, Inc., a Delaware corporation, the James E. Lineberger, Jr. Trust, the Geoffry S. Lineberger Trust, the Christopher Lineberger Trust, The Brady Family Limited Partnership, Samuel M. Berry, Chris A. Curto, Arthur D. Johnson, Ronald E. Reinke, Donald M. Maher, Willie Vercher and Dr. Krishnamurthy Sundararajan, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by the Company for all the issued and outstanding shares of its common stock, $0.01 par value per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (d)(1) and (d)(2), respectively. The Statement was initially filed with the Securities and Exchange Commission (the "Commission") on May 3, 1999; Amendment No. 1 to the Statement was filed with the Commission on May 20, 1999; Amendment No. 2 to the Statement was filed with the Commission on May 27, 1999; and Amendment No. 3 to the Statement was filed with the Commission on June 1, 1999.

         Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 16.   ADDITIONAL INFORMATION.

         Item 16 is hereby amended and supplemented to add the following:

         The Company's all cash tender offer for all of its outstanding shares of common stock, par value $0.01 per share (the "Shares"), expired at 9:00 a.m. New York City time on June 1, 1999. 4,730,941 Shares were validly tendered and not withdrawn pursuant to the Offer (including 22,500 Shares tendered pursuant to guaranteed delivery procedures) and were accepted for payment at a price of $14.25 per Share. Immediately prior to consummation of the Offer, the Company sold 1,681,414 Shares to Buyer in the Stock Purchase.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 17 is hereby amended and supplemented to add the following:

         (d)(11) Press Release issued by Hilite Industries, Inc. on June 1, 1999

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 1, 1999


                                       HILITE INDUSTRIES, INC.


                                       /s/ SAMUEL M. BERRY
                                       -----------------------------------------
                                       By: Samuel M. Berry
                                           President and Chief Operating Officer


                                       HILITE HOLDINGS, LLC


                                       /s/ JOSEPH W. CARRERAS
                                       -----------------------------------------
                                       By: Joseph W. Carreras
                                           President

                                       HILITE MERGECO, INC.


                                       /s/ JOSEPH W. CARRERAS
                                       -----------------------------------------
                                       By: Joseph W. Carreras
                                           President



                                       JAMES E. LINEBERGER, JR., TRUST


                                       /s/ JAMES E. LINEBERGER, JR.
                                       -----------------------------------------
                                       By: James E. Lineberger, Jr.
                                           Trustee

                                       GEOFFRY S. LINEBERGER TRUST


                                       /s/ JAMES E. LINEBERGER, JR.
                                       -----------------------------------------
                                       By: James E. Lineberger, Jr.
                                           Trustee

                                       CHRISTOPHER LINEBERGER TRUST


                                       /s/ JAMES E. LINEBERGER, JR.
                                       -----------------------------------------
                                       By: James E. Lineberger, Jr.
                                           Trustee


                                       THE BRADY FAMILY LIMITED
                                       PARTNERSHIP

                                       /s/ DANIEL W. BRADY
                                       -----------------------------------------
                                       By: Daniel W. Brady
                                           General Partner

                                       /s/ SAMUEL M. BERRY
                                       -----------------------------------------
                                       Samuel M. Berry

                                       /s/ CHRIS A. CURTO
                                       -----------------------------------------
                                       Chris A. Curto

                                       /s/ ARTHUR D. JOHNSON
                                       -----------------------------------------
                                       Arthur D. Johnson

                                       /s/ RONALD E. REINKE
                                       -----------------------------------------
                                       Ronald E. Reinke

                                       /s/ DONALD M. MAHER
                                       -----------------------------------------
                                       Donald M. Maher

                                       /s/ WILLIE VERCHER
                                       -----------------------------------------
                                       Willie Vercher

                                       /s/ DR. KRISHNAMURTHY SUNDARARAJAN
                                       -----------------------------------------
                                       Dr. Krishnamurthy Sundararajan